

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 16, 2007

Mr. James B. Wiegand
President
Rosewind Corporation
16200 WCR 18E
Loveland, CO 80537

> **Re: Rosewind Corporation**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed March 7, 2007**
> **File No. 333-139933**

Dear Mr. Wiegand:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Despite your response to prior comment one regarding the need to set a fixed price for the shares being registered for resale, the disclosure still indicates that the selling security holders will sell at prevailing market prices. As indicated in our previous comment, Rule 415 does not permit you to do so. Revise throughout, including the registration statement fee table, to indicate that all the shares in the offering will be offered at a fixed price of $0.25 per share until the offering is completed.

2.   We note that Mr. Wiegand has received 100,000 shares of company stock in 2005 for "services" to the company. We also note your assertion that he is not being paid directly or

indirectly for his participation in the offering. However, your executive compensation disclosure does not disclose any compensation paid or accrued for Mr. Weigand for 2004, 2005, or 2006. Please revise accordingly.

3.   As indicated by our previous comment 1, we believe the offering is a primary offering on behalf of the company with the selling security holders deemed to be underwriters. Therefore, Mr. Wiegand and the rest of the selling security holders are not permitted to sell their shares on a delayed basis. Therefore, remove those shares from the registration statement unless all shares are offered on a continuous basis. Please also note that if Mr. Wiegand will be selling his shares contemporaneously with the shares he is selling on behalf of the company further disclosure will be necessary to clarify how decisions will be made as to which shares will be sold. Please revise accordingly.

Prospectus Cover Page

4.   Revise the cover page so that it is clear that you are conducting a minimum/maximum offering and indicate the date the offering will end and whether there are any minimum purchase requirements. Disclose the price to the public for the securities on both a per share basis and based on the total minimum and total maximum amount of the offering. See Item 501(a)(9)(iii) and (iv) of Regulation S-B.

Summary, page 4

5.   In light of your response to prior comment two regarding your status as a blank check company, please include a representation both here and in the Business section that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry.

6.   Update throughout the prospectus the number of shares outstanding as of the most recent practicable date.

7.   The summary financial data should also reflect your unaudited financial statements through November 30, 2006.

Risk Factors, page 6

8.   In light of the fact that your sole asset is located in Australia, include an additional risk factor addressing the recoverability of assets located in a foreign jurisdiction.

9.   You have not addressed the risks associated with securing and maintaining all certification and licensing requirements necessary to operate a sailing vessel used for commercial purposes. Please provide this disclosure both here and in the Business section.

<u>As a public company…., page 7</u>

10.   In light of your admission that it is likely the burden of operating as a public company will cause you to fail to achieve profitability, please disclose the reasons why you are conducting this offering.

<u>We depend upon our key personnel…., page 8</u>

11.   In light of James Wiegand's other business obligations, disclose the number of hours per week that he will contribute to the company.

<u>The Offering, page 10</u>

12.   Indicate whether your officers and directors will purchase shares in an effort to reach the minimum.

<u>Use of Proceeds, page 10</u>

13.   Given the nature of your offering, please revise the use of proceeds section to disclose how the proceeds will be allocated should you obtain the minimum as well as 50% and 75% of the maximum.

14.   The disclosure on page 13 states that you intend to pay accrued officer and director salaries on a pro rata basis as offering proceeds are raised. Disclose this fact here and in MD&A, and explain how this pro rata calculation will be made. Indicate the amount of accrued but unpaid salaries to date.

15.   Clarify whether any portion of the proceeds will be used to discharge debt. In this regard, we note that you have borrowed amounts from your sole officer/director. See Item 504 of Regulation S-B.

<u>Plan of Distribution, page 12</u>

16.   Confirm the number of shares (200,000) listed in the third paragraph under "The Offering Will Be Sold By Our Chief Financial Officer."

17.   Please file the subscription agreement as an exhibit.

<u>Directors, Executive Officers, Promoters and Control Persons, page 16</u>

18.   Identify your promoters. See Item 404(d) of Regulation S-B.

19.   Provide James Wiegand's business experience during the past five years. See Item 401 of Regulation S-B. In doing so, and in light of our prior comment concerning Rule 419,

provide tabular disclosure similar to that set forth on page 12 of Pinel Bay's Form 10-SB (000-52204) of all blank check companies with which Mr. Wiegand has been and/or currently is associated.

Part II

20.   You have not included the full disclosure requirements of Part II to Form SB-2. Please do so.

Exhibits

21.   In addition to the subscription agreement, please also file the escrow agreement, the Report of Survey dated March 4, 2005, and the Board of Directors Consent Resolution dated March 4, 2005.

Signatures

22.   Please include the signature of your principal accounting officer or controller. See prior comment 16 and the Instruction for signatures to Form SB-2.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at 202-551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director